SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 1)

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares**

Class B Common Shares**

American Depositary Shares

(Title of Class of Securities)

26853A100***

(CUSIP Number)

L & L Horizon, LLC

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai, 200062

People’s Republic of China

+86 - 180 0180 0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Not for trading, but only in connection with the registration of American Depositary Shares, each representing two Class A common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time. Class A common shares are not convertible into Class B common shares under any circumstances.

*** CUSIP number of the American Depositary Shares, each representing two Class A Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON L & L Horizon, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,142,432
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,142,432
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,142,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The percentage is based on 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, filed under cover of Form 6-K on November 30, 2017.

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SCHEDULE 13D/A

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Ray Ruiping Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,815,432 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,815,432(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,815,432(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(2) Represents (i) 7,142,432 Class B common shares held by L & L Horizon, LLC, which is controlled by Ray Ruiping Zhang, and (ii) 1,673,000 Class B common shares issuable upon the exercise of 1,673,000 options within 60 days from the date hereof.

(3) The percentage is based on 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, filed under cover of Form 6-K on November 30, 2017.

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SCHEDULE 13D/A

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Ruiping Zhang 2016 Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,142,432(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,142,432(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,142,432 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(4) Represents 7,142,432 Class B common shares held by L & L Horizon, LLC, which is owned by (i) Ray Ruiping Zhang and (ii) Ruiping Zhang 2016 Descendants Trust, of which Ray Ruiping Zhang is the trustee.

(5) The percentage is based on 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, filed under cover of Form 6-K on November 30, 2017.

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This Amendment No. 1 (this “Amendment”) is filed to amend and supplement the statements on Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on March 5, 2018 (the “Schedule 13D”), with respect to eHi Car Services Limited (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to an agreement and plan of merger, dated as of April 6, 2018 (the “Merger Agreement”), among the Issuer, Teamsport Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Teamsport Bidco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.05, and which is incorporated herein by reference in its entirety.

The Investors (as defined below) anticipate that approximately US$734 million will be expended to complete the Merger. This amount assumes that Baring SPV acquires the Subject ADSs from TGMF pursuant to the terms of the SPA prior to the consummation of the Merger and includes (a) the estimated funds required by the Investors to (i) purchase the outstanding Common Shares (including Class A Shares represented by ADSs) owned by shareholders of the Issuer other than the Rollover Shareholders (as defined below) at a purchase price of US$6.75 per Common Share or US$13.50 per ADS, and (ii) settle the outstanding options to purchase Common Shares (including Class A Shares represented by ADSs) and shares of restricted stock granted under the Amended and Restated 2010 Performance Incentive Plan of the Issuer and the 2014 Performance Incentive Plan of the Issuer, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”) (excluding any tax liabilities).

The Transactions will be funded through a combination of (i) the proceeds from a committed senior bridge facility contemplated by a commitment letter, dated as of April 6, 2018 (the “Debt Commitment Letter”), by and among Parent and Morgan Stanley Senior Funding, Inc. and Deutsche Bank AG, Singapore Branch (the “Lead Arrangers”), (ii) cash contributions contemplated by equity commitment letters, dated as of April 6, 2018 (the “Equity Commitment Letters”), by and between Teamsport Topco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”), and each of Baring LP1, Baring LP2, Baring Co-Invest LP, MBK Partners Fund IV, L.P. (“MBKP LP”), The Crawford Group, Inc., a Missouri corporation (“Crawford”), and RedStone Capital Management (Cayman) Limited, a Cayman Islands exempted company (“Redstone” and, together with Baring LP1, Baring LP2, Baring Co-Invest LP, MBKP LP and Crawford, the “Sponsors”), and (iii) cash in the Issuer and its subsidiaries. Under the terms and subject to the conditions of the Debt Commitment Letter, the Lead Arrangers committed to arrange a senior bridge facility of US$200 million in principal amount for Parent to consummate the Merger. Under the terms and subject to the conditions of the Equity Commitment Letters, the Sponsors will provide equity financing in an aggregate amount of US$504 million to Holdco to consummate the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Debt Commitment Letter and the Equity Commitment Letters, copies of which are filed as Exhibit 7.06 through Exhibit 7.12, respectively, and which are incorporated herein by reference in their entirety.

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Concurrently with the execution of the Merger Agreement, L & L Horizon, LLC, a Delaware limited liability company (“Horizon”), Baring SPV, Crawford and Dongfeng Asset Management Co. Ltd. (“Dongfeng” and together with Horizon, Baring SPV and Crawford, the “Rollover Shareholders”, and together with the Sponsors, the “Investors”), entered into a contribution and support agreement dated as of April 6, 2018 (the “Contribution and Support Agreement”) with Holdco, Teamsport Midco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco and the sole shareholder of Parent (“Midco”), and Parent, providing that, in connection with and immediately prior to the effective time of the Merger, (i) the Rollover Shareholders will (subject, in the case of Baring SPV, to the consummation of the ADS Purchase prior to the consummation of the Merger) contribute the Rollover Shares (as defined in the Contribution and Support Agreement) to Holdco in exchange for newly issued ordinary shares in Holdco, (ii) Holdco will contribute the Rollover Shares to Midco, (iii) Midco will contribute the Rollover Shares to Parent, and (iv) the Rollover Shares will continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor. The description of the Contribution and Support Agreement set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution and Support Agreement, a copy of which is filed as Exhibit 7.13, and which is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On April 6, 2014, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the Surviving Company. Under the terms of the Merger Agreement, (a) each Common Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$6.75 per Share, and (b) each ADS issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$13.50 per ADS (less US$0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Rollover Shares, which will be contributed by the Rollover Shareholders (subject, in the case of Baring SPV, to the consummation of the ADS Purchase prior to the consummation of the Merger) to Holdco in exchange for newly issued ordinary shares of Holdco and thereafter contributed by Holdco to Midco and by Midco to Parent and continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor, (ii) Common Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, and (iii) Common Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law. The Merger is subject to the approval of the Issuer’s shareholders, the consent of the requisite holders of the senior unsecured notes issued by the Company in 2015 and 2017, if applicable, and various other closing conditions.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent. In addition, if the Merger is consummated, the ADSs would be delisted from the New York Stock Exchange, the Issuer’s obligations to file periodic reports under the Exchange Act would be terminated, and the Issuer will be privately held by the Investors.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into the Contribution and Support Agreement with Holdco, Midco and Parent, pursuant to which each of the Rollover Shareholders has agreed (subject, in the case of Baring SPV, to the consummation of the ADS Purchase prior to the consummation of the Merger), among other things, that: (a) it will (i) vote all of the Common Shares (including Class A Shares represented by ADSs) owned directly or indirectly by it in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger (and against any alternative transaction) and (ii) irrevocably appoint Parent and any designee of Parent as its proxy and attorney-in-fact to vote all of the Common Shares (including Class A Shares represented by ADSs) owned directly or indirectly by it in accordance with the foregoing, and (b) the Rollover Shares will, in connection with and immediately prior to the effective time of the Merger, be contributed to Holdco in exchange for newly issued ordinary shares of Holdco, be contributed by Holdco to Midco, be contributed by Midco to Parent and continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor.

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Concurrently with the execution of the Merger Agreement, the Investors entered into an interim investors agreement dated as of April 6, 2018 (the “Interim Investors Agreement”) with Holdco, Midco, Parent and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Holdco, Midco, Parent and Merger Sub and the relationship among the Investors with respect to the Transactions. In connection with the execution of the Interim Investors Agreement, MBKP SPV, Baring SPV and Mr. Zhang terminated the Consortium Term Sheet.

Concurrently with the execution of the Merger Agreement, each of the Investors executed and delivered a limited guarantee (each a “Limited Guarantee” and collectively the “Limited Guarantees”) in favor of the Issuer with respect to the payment obligations of Parent under the Merger Agreement for certain termination fees that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Contribution and Support Agreement, the Interim Investors Agreement, and the Limited Guarantees, copies of which are filed as Exhibit 7.05 and Exhibit 7.13 through Exhibit 7.22, respectively, and which are incorporated herein by reference in their entirety.

Item 3 of this Amendment is incorporated herein by reference.

Other than as described in Item 3 and Item 4 hereof, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)        See rows (11) and (13) of the cover pages to this Amendment for the aggregate number of Class B Shares and percentages of the Class B Shares beneficially owned by each of the Reporting Persons.

The Reporting Persons may be deemed to be a “group” with the other Rollover Shareholders and their affiliates pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Common Shares and ADSs beneficially owned (or deemed to be beneficially owned) by the other Rollover Shareholders and their affiliates. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by other Rollover Shareholders and their affiliates.

(b)        See rows (7) through (10) of the cover pages to this Amendment for the number of Class B Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)        On March 3, 2018, Mr. Zhang assigned 6,079,611 Class B Shares to Horizon in exchange for 85.12% of the membership interest of Horizon, and the Descendants Trust assigned 1,062,821 Class B Shares to Horizong in exchange for 14.88% of the membership interest of Horizon (the “Horizon Equity Contribution”). Except as set forth in Items 3 and 4, and for the Horizon Equity Contribution described above, none of the Reporting Persons has effected any transactions relating to the Common Shares during the past 60 days.

(d)        Not applicable.

(e)       Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Items 3, 4 and 7 of this Amendment are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 7.05	Agreement and Plan of Merger among the Issuer, Parent and Merger Sub, dated April 6, 2018.

Exhibit 7.06	Debt Commitment Letter by and among Parent and the Lead Arrangers, dated April 6, 2018.

Exhibit 7.07	Equity Commitment Letter by and between Baring LP1 and Holdco, dated April 6, 2018.

Exhibit 7.08	Equity Commitment Letter by and between Baring LP2 and Holdco, dated April 6, 2018.

Exhibit 7.09	Equity Commitment Letter by and between Baring Co-Invest LP and Holdco, dated April 6, 2018.

Exhibit 7.10	Equity Commitment Letter by and between MBKP LP and Holdco, dated April 6, 2018.

Exhibit 7.11	Equity Commitment Letter by and between Crawford and Holdco, dated April 6, 2018.

Exhibit 7.12	Equity Commitment Letter by and between Redstone and Holdco, dated April 6, 2018.

Exhibit 7.13	Contribution and Support Agreement by and among Parent, Holdco, Midco and the Rollover Shareholders, dated April 6, 2018.

Exhibit 7.14	Interim Investors Agreement by and among the Investors, Holdco, Midco, Parent and Merger Sub, dated April 6, 2018.

Exhibit 7.15	Limited Guarantee by Baring LP1 in favor of the Issuer, dated April 6, 2018.

Exhibit 7.16	Limited Guarantee by Baring LP2 in favor of the Issuer, dated April 6, 2018.

Exhibit 7.17	Limited Guarantee by Baring Co-Invest LP in favor of the Issuer, dated April 6, 2018.

Exhibit 7.18	Limited Guarantee by MBKP LP in favor of the Issuer, dated April 6, 2018.

Exhibit 7.19	Limited Guarantee by Crawford in favor of the Issuer, dated April 6, 2018.

Exhibit 7.20	Limited Guarantee by Redstone in favor of the Issuer, dated April 6, 2018.

Exhibit 7.21	Limited Guarantee by Dongfeng in favor of the Issuer, dated April 6, 2018.

Exhibit 7.22	Limited Guarantee by Horizon in favor of the Issuer, dated April 6, 2018.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2018.

L & L Horizon, LLC

By:	/s/ Ray Ruiping Zhang
Name: Ray Ruiping Zhang
Title: Member Manager

Ray Ruiping Zhang

By:	/s/ Ray Ruiping Zhang

Ruiping Zhang 2016 Descendants Trust

By:	/s/ Ray Ruiping Zhang
Name: Ray Ruiping Zhang
Title: Trustee

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